Malus and clawback policy for Executive Directors and other Executive Committee members

Effective date: 1 December 2023

Scope
Annual bonus and Long-Term Incentive Plan Awards for Executive Directors and other EC members are subject to malus and clawback provisions, which may be applied in the event of an adjustment event.

Adjustment events
The current list of adjustment events that may trigger the application of malus and/or clawback is set out below. If the Remuneration Committee in its sole discretion determines that any of these adjustment events has occurred, the applicable award may be [1] subject to malus and/or clawback.
a.Malus is an adjustment that is made to the award before vesting/payment. For example, the award might be lapsed in its entirety or the number of shares that would otherwise vest (and the payment that would otherwise be received under the award) could be reduced. It could also mean the award is made subject to additional conditions and/or a holding period.
b.Clawback is an adjustment to the award after vesting/payment. For example, the individual may be required to repay some or all of any payment received under the award or transfer some or all of the shares that are delivered as directed by the Remuneration Committee [2]. Unless there is a regulatory requirement for a longer period, the award will remain subject to clawback during the three-year period following the end of the performance period.

Each of the following is an adjustment event:
1.Shell plc or entities representing a significant proportion of the Shell Group become(s) insolvent or otherwise suffer(s) a corporate failure;
2.There is a restatement of any relevant financial statements, including but not limited to Shell plc consolidated financial statements, due to material non-compliance with any financial reporting requirement [3];
3.The measures and outcomes used in determining the number of shares delivered to the employee or the cash payment made to the employee under the award were influenced by the employee’s misconduct, or misconduct through the employee’s direction or non-direction;
4.There is a material breach of any health and safety or environmental regulation or requirement;
5.There is any serious reputational damage to any Member of the Group;
6.There is a material failure of risk management;
7.The employee breaches any provision of his/her employment contract which applies after cessation of employment or any provision of an agreement entered into on termination of employment;
8.The employee commits fraud or dishonesty with respect to any Member of the Group;
9.The employee wilfully damages the assets of, or engages in misconduct which, in any material respect, is or was injurious to any Member of the Group;
10.The employee wrongfully discloses or uses any proprietary or confidential information which is related to the business, properties or affairs of any Member of the Group, the release of which is detrimental in any material respect to the competitive position or goodwill of any Member of the Group;
11.The employee engages in any activity which, in any material respect, reasonably constitutes a conflict with the interests of any Member of the Group;
12.The employee breaches any business principle or a term of any code of conduct applicable to employees or former employees of any Member of the Group; and
13.Any other exceptional events as determined at the discretion of the Remuneration Committee occur.

An adjustment event can be determined, and the events that give rise to an adjustment event could happen, during or after cessation of employment of the employee with a Member of the Group.

These provisions do not change the fact that the employee may be subject to any other applicable regulations containing clawback provisions.

These clawback provisions shall survive the termination of the employee’s employment.

The Remuneration Committee may amend these provisions to ensure legal compliance.

‘Member of the Group’ for these purposes means:
(a) the employing company of a participant (the ‘Employer’);
(b) Shell plc and any entity which either the Employer or Shell plc directly or indirectly controls; or
(c) any other company, partnership or limited liability company which is associated with Shell plc and is so designated by the Directors of Shell plc (for some or all purposes of the provisions of this policy from time to time).

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[1] The Remuneration Committee retains the discretion to determine whether to apply malus and clawback, except where mandated under the Rule 10D-1 of the Securities Exchange Act of 1934 (Exchange Act Rule 10D-1) and New York Stock Exchange Listing Rule 303A.14 (NYSE Rule 303A.14) in the event of a restatement. The instances in which, due to impracticality, Exchange Act Rule 10D-1 and NYSE Rule 303A.14 permit the Remuneration Committee to elect not to pursue clawback due to impracticality, as set out further in those rules.
[2] In the event of a restatement, as required under Exchange Act Rule 10D-1 and NYSE Rule 303A.14, the award subject to clawback provisions is the amount vested or received that exceeds the amount that would otherwise have vested or been received had it been determined based on the restated amount, and must be calculated without regard to any taxes paid.
[3] In consultation with the Audit and Risk Committee.